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ccreely@foley.com

April 12, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, DC 20549

Re:	GENERATION INCOME PROPERTIES INC.
Amendment No. 4 to Form S-11
Filed August 28, 2020
File No. 333-235707

Dear Sir or Madam:

On behalf of Generation Income Properties, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter to David Sobelman, the Company’s President and Chairman of the Board, dated September 16, 2020. Your comments are reproduced below in bold, followed in each case by our response on behalf of the Company.

Amendment No 4. on Form S-11

Our Distribution Policy, page 43

1.

We note your response to our prior comment 1. Please revise your distribution table to ensure that all applicable pre-acquisition results for the acquired properties are reflected in your calculation of cash available for distribution.

Response: The Company has revised the distribution table to commence with the actual net loss for the year ended December 31, 2020, which includes the results for the properties acquired in 2019.

Pro Forma Consolidated Financial Statements, page F-41

2.

Please explain to us why the historical column in the Pro Forma Consolidated Statement of Operations does not reconcile with the Consolidated Statement of Operations for Generation Income Properties, Inc. Revise your Pro Forma Consolidated Statement of Operations as necessary.

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

April 12, 2021

Response: The Company has revised the distribution table to commence with the actual net loss for the year ended December 31, 2020.

*****

If you should have any additional questions, please contact me at 813.225.4122.

Best regards,

/s/ Curt P. Creely

Curt P. Creely